23 December 2003

Issued on behalf of Reed Elsevier PLC

Disclosure of Interest in Voting Shares

Reed Elsevier received today a notification dated 23 December 2003, in accordance with Part VI of the Companies Act 1985 (as amended), that Franklin Resources, Inc. and its affiliates, do not have a notifiable interest in the Company's current issued share capital.